
April 26, 2011

Craig Sizer
Chief Executive Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, FL 33130

      Re: **Sanomedics International Holdings, Inc.**
               Amendment No. 4 to Form 10
               Filed April 11, 2011
               File No. 000-54167

Dear Mr. Sizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Certain Relationships, page 35

1.   We note your response to prior comment 7. Please tell us which agreement relates to the September 30, 2010 note disclosed on page 36.

Payments on Termination, page 40

2.   Please expand your disclosure regarding your unsuccessful attempt to negotiate a separation agreement with Mr. Shrivastava. Also, given that Mr. Shrivastava's employment agreement contained severance provisions, it is unclear why the negotiations were necessary. Please clarify.

September 30, 2010 Financial Statements, page 48

Note 3 – Restatement of Previously Issued Financial Statements, page F-11

3. Please further revise your disclosures here to clearly explain in greater detail why the contractual provision that allows the reseller to return unsold inventory impacts your determination of the proper revenue recognition such that you concluded it is not appropriate to recognize revenue upon shipment but instead recognize as the reseller sells the inventory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Richard G. Kline
                 Hofheimer, Gartlir, and Gross